1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 5, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Yanzhou Coal Mining Company Limited

Terms of Reference for the

Audit Committee of the Board

CHAPTER 1 GENERAL PROVISIONS

Article 1 The Company formulated these terms of reference to establish and improve the corporate governance structure of the Company and to ensure the Audit Committee under the Board of Directors to operate in a strict, standardized, orderly and efficient manner in accordance with the listing regulatory requirements including the Guidelines for the Governance of Listed Companies of the CSRC, the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the Listed Company Manual of New York Stock Exchange.

Article 2 The Audit Committee under the Board of Directors is a special organ established by the Board of Directors which shall hold responsibility for the Board of Directors and shall be provided with sufficient resources to perform its duties and responsibilities. The audit committee may engage intermediaries for independent professional opinions, the cost of which shall be borne by the Company.

Article 3 The Audit Committee shall perform its duties and responsibilities within the scope of duties prescribed under these terms of reference and its operation shall be independent and not interfered by other departments of the Company.

CHAPTER 2 COMPOSITION OF THE COMMITTEE

Article 4 The Audit Committee comprises five non-executive Directors, the majority of which are independent non-executive Directors and at least one member shall be an independent non-executive Director who has the appropriate professional qualifications or the appropriate accounting or relevant financial management expertise.

Article 5 A member of the Audit Committee shall fulfill the basic conditions set forth below:

1. being qualified to hold the position of director in a listed company in accordance with the laws, administrative regulations and other relevant regulations;

2. having basic knowledge of the operation of listed companies and being familiar with the relevant laws, administrative regulations, departmental rules and regulations;

3. being independent as required by the Guidelines on the Establishment of Independent Directorship of Listed Companies for independent Directors;

4. such other conditions as may be specified in the Articles of Association.

5. The former partner of the Company’s external auditing firm currently employed by the Company shall not be member of the Audit Committee within one year from the date on which he ceases to be a partner of such auditing firm or he no longer entitles to financial benefits of such auditing firm, whichever is later.

Article 6 The members of the Audit Committee shall be nominated by the Chairman, not less than one half of independent Directors or one-third of all Directors and shall be elected by the Board.

Article 7 The internal legal department or other departments shall, when appointing and replacing members of the Audit Committee, assess and confirm the competency of the members.

Article 8 The Audit Committee shall have one chairman who shall be an independent non-executive Director. The chairman of the committee shall be a member of the committee appointed with the Board’s approval.

Article 9 The non-independent Directors of the Audit Committee shall not be the chairman of the committee, nor shall they vote on any resolutions of the Audit Committee.

Article 10 The term of office of each member of the Audit Committee shall be consistent with the term he served in the Board, and his eligibility for re-election for successive terms shall be at the discretion of the Board.

Article 11 Any member of the Audit Committee who no longer holds office as a Director shall automatically cease to be a member of the committee and the vacancy shall be filled by the Board in accordance with the provisions of Article 4 to Article 8 set forth above.

Article 12 The members of the Audit Committee shall, by means of induction and subsequent trainings and communication with the external auditors, be acquainted with the latest technologies and their respective responsibilities, maintain their professionalism and update their views on the Company and industry issues on a daily basis.

Article 13 The auditing department of the Company shall be responsible for the daily operation of the Audit Committee.

CHAPTER 3 DUTIES AND POWERS

Article 14 The Audit Committee shall perform the following duties and responsibilities and shall report the following matters to the Board:

1. to decide the normal management expenses of the Audit Committee;

2. to appoint independent advisers and other advisers, if appropriate;

3. to evaluate the performance of the external auditors annually and approve their remuneration and terms of employment, and make proposals in respect of the appointment, re-appointment or dismissal of the external auditors to the Board and to handle any issues related to the resignation or dismissal of the external auditors;

4. to discuss the daily working standards with the external auditors; to examine the accounting policy, financial position and financial reporting procedures of the Company, and to scrutinize and monitor the policies and practices of the Company regulated by laws and regulatory requirements;

5. to formulate and implement the policies regarding the provision of non-audit services by the external auditors, and report and make recommendations to the Board on any matters where action or improvement is needed;

6. to evaluate the works conducted by the external auditors, examine and monitor the independence and objectivity of the external auditing firms and the effectiveness of the audit procedures based on appropriate standards; and to discuss with the external auditors the nature and scope of audit and the related reporting obligations before the commencement of any audits;

7. to liaise with the Board and the management, and to hold at least two meetings with external auditors annually to discuss any issues encountered during the auditing process, and to ensure effective communication in respect of the following significant auditing issues: any significant accounting policies and their implementation; alternatives permitted under the appropriate accounting standards and the corresponding disclosure and the solutions mostly adopted by independent auditors; previous written communications between other independent auditors and the management (including but not limited to management proposals and unadjusted differences), and to act as the representative between the Company and the external auditors to monitor their relationship and to ensure the external auditors can report to the chairman of the Audit Committee any time when necessary;

8. to review the written reports provided to the management of the Company by the external auditors related to the auditing status, and significant doubt cast over the management regarding the accounting records, financial statements or internal monitoring system and the management’s response to the aforementioned, and ensure the Board response to the concerned issues from external auditors in a timely manner;

9. to discuss with the external auditors any issues encountered during the auditing process and ensure any material findings and proposals of the external auditors and the feedbacks from the management are received, discussed and dealt with properly; to meet separately with the external auditors and discuss any matters to be discuss separately as considered necessary by both parties and ensure the external auditors can, if necessary, communicate with the chairman of the Audit Committee through effective channels; to consider whether certain circumstances are detrimental to the judgment or independence of the external auditors in performing audit;

10. to hold meetings with the internal auditing department at least once a year, the frequency of which can be increased as required by works. The internal auditing staff shall report directly to the Audit Committee;

11. to appoint and determine the remuneration of the internal auditing staff. The Audit Committee shall monitor and examine the works conducted by the officer of internal auditors, whereas the human resources department shall discuss and handle matters related to the remuneration and retention of the officer of internal auditors jointly with the Audit Committee;

12. to review and approve the internal audit budget and the ranks of personnel and ensure sufficient resources are available to the internal audit department for its operation with appropriate status; to review and approve internal audit plans and to be informed regularly the implementation status of the internal audit plans throughout the year; to examine the effectiveness of the internal audit department in performing its duties and responsibilities and ensure its full functioning under the internal control system of the Company; to review the annual working reports of the internal auditing department; to review the internal audit plan for the forthcoming year and ensure its coverage includes major risk exposures; to give guidelines on the auditing methods and procedures of the internal auditing department; to hold accountability for the communication between the internal and external auditors and ensure appropriate coordination between them; to listen to the external accountants’ reports on the annual audit, special audit and management proposals of the Company; to meet separately with the head of internal audit department in performing its duties and responsibilities and discuss any matters to be discuss separately as considered necessary by both parties;

13. to examine the accounting policies and practices, financial position and financial reporting procedures of the Company; to review the analysis of the management or the external auditors, such as, among others, financial reporting issues of material importance and judgments to be made in preparing the financial reports, including the analysis of the impact of alternative generally accepted accounting principles on the financial reports;

14. to be accountable for examining the completeness of the quarterly, interim and annual accounts and reports of the Company before disclosure of any financial information of the Company; to review the material opinions in relation to financial reporting, particularly (i) any changes to the accounting policies and practices;(ii) areas involving material judgments;(iii) significant adjustments arising due to auditing; (iv) the going concern assumptions of the Company and any qualifications;(v) the compliance of accounting standards and (vi) compliance of relevant requirements in the regulations of place where the securities of the Company are listed and other laws with respect to financial reporting. The Audit Committee shall liaise with Directors and the senior management and hold two meetings at least once a year regarding the above issues. The Audit Committee shall consider any material or unusual circumstances reflected or to be reflected in the financial information above and refer to any matters proposed by the accounting and financial reporting staff, the monitoring officer or auditors of the Company;

15. to hold meetings at least once a year, discuss with the management on the internal control system to ensure the management has established an effective internal control system, listen to reports on the monitoring of the internal control, prepare self-assessment draft report of the internal control system and propose the same to the Board for consideration; to listen to important opinions and recommendations made by the financial department, audit department and external auditors in respect of the financial reporting procedures and internal control system as well as reports on the reasonableness of the management’s works, and to compile a written letter of review opinions. Matters to be discuss shall include opinions as to whether the resources, qualifications and experience of employees available to the Company in fulfilling its accounting and financial reporting duties are adequate and as to whether the training courses enrolled by the employees and the relevant budget are adequate;

16. to review internal control and risk management systems of the Company, and to monitor the establishment and operation of the internal control system, evaluate the existing and potential risk exposures of the Company and to make recommendations on further enhancement of the internal control system and risk management system; to coordinate with the management and the external and internal auditors and jointly review the quality, adequacy and effectiveness of the internal control, risk management and risk assessment of the Company and the existing material faults and weakness of the internal control system and report the same to the management; and to study on the key investigations results relating to the financial control, internal control and risk management issues and the responses given by the Board in this regard proactively or at the request of the Board;

17. to regularly listen to reports on anti-corruption by the monitoring department of the Company and review: (1)access to, maintenance of and responses to the complaint arrangements about accounting, internal control and financial issues; and (2)work procedures to deal with any improper actions which may arise due to the secret and anonymous reporting of employees as established by the Company to ensure fair and independent investigations are conducted and appropriated actions are taken by the Company in respect of the concerned issues;

Hong Kong Listing Rules Appendix 14 Paragraph C.3.3(h)

18. to identify the related parties/connected persons of the Company and to report the same to the Board and Supervisory Committee, and to report to the relevant staff of the Company in a timely manner the related parties/connected persons so identified, and to undertake preliminary review on the connected transactions to be approved by the Board and submit the same for the Board’s consideration and, within the scope of authorization of the Board, to consider and approve the connected transactions or accept filing of the connected transactions;

19. to ensure the Company is in compliance with other laws and regulations;

20. other matters as authorised by the Board, including research on the topics identified by the Board and the requirements related to the scope of works of the committee under the listing rules of the places where the securities of the Company are listed as amended from time to time.

CHAPTER 4 DECISION-MAKING PROCEDURES

Article 15 The auditing department of the Company shall be responsible for the provision of written information in respect of the Company to the Audit Committee:

1. the relevant financial reports of the Company;

2. the work reports of the internal and external auditor, respectively;

3. the external audit contracts and related work reports;

4. the disclosure of information to the public by the Company;

5. other related matters.

Article 16 The Audit Committee meetings make assessment on the related reports and shall report the following matters to the Board:

1. evaluation of works conducted by and the appointment and replacement of the external auditing firms;

2. opinions on whether the internal audit system has been implemented effectively and the truthfulness and completeness of the financial reports of the Company;

3. opinions on the objectivity and truthfulness of the financial reports of the Company disclosed publicly and whether the material connected transactions of the Company are in compliance with the relevant laws and regulations;

4. evaluation of works conducted by the financial department, auditing department of the Company and the officer in charge;

5. other related matters.

CHAPTER 5 PROCEDURAL RULES

Article 17 At least four regular meetings of the Audit Committee shall be held each year and convened by the chairman of the Audit Committee.

Article 18 In any of the following circumstances, the chairman of the Audit Committee shall hold a provisional meeting within seven working days:

1. proposed by the Board to convene a meeting;

2. proposed by the Supervisory Committee to convene a meeting;

3. proposed by not less than one-third of the committee members;

4. considered necessary by the chairman of the committee.

Article 19 The notice of meeting convened by the Audit Committee shall be delivered by hand, by post or by facsimile. Notification period for serving the notice shall be seven days prior to the date of the meeting.

Article 20 A notice of the Audit Committee meetings shall contain the following details:

1. the date and place of the meeting;

2. the duration of the meeting;

3. agenda to be considered at the meeting;

4. a clear statement explaining that committee members shall not be absent from the meeting without reasons and shall, in the event of absence for some reasons, submit to the committee the proxy forms which set out the name of the members so delegated and the scope of delegation;

5. the date of issue of the notice.

Article 21 The Audit Committee meetings shall be presided over by the chairman of the committee. Where the chairman of the committee is unable to perform his duties and responsibilities for any reasons, one member shall be designated by him to preside over the meeting.

Article 22 Members shall attend the Audit Committee meetings in person. If they are not able to attend the meeting due to certain reasons, they may authorise other members in writing to attend the meeting on their behalf. A letter of authorization shall indicate the names of the proxy, matters of entrustment, the scope of authorization and its valid term, and shall be signed and sealed by the appointing party. The appointed member attending the meeting shall exercise the rights of a member within the scope of authorization. If a member does not attend the Audit Committee meetings in person, and does not authorize any representatives to attend the meeting, he shall be deemed to have waived the voting right in the meeting.

Article 23 The Audit Committee meetings may not be held unless not less than three independent Directors are present. Each independent Director shall have a ballot for voting. Resolutions of the Audit Committee shall be passed by at least three independent Directors.

Article 24 The Audit Committee shall ensure that members are able to fully express their opinions and the final resolutions shall be signed by the attending members.

Article 25 Members of the auditing department may attend the Audit Committee meetings and the Audit Committee may, when necessary, invite Directors, Supervisors and other senior management to attend the meeting.

Article 26 Complete minutes of the Audit Committee meetings shall be prepared and kept by the Company Secretary or the secretary of the meeting. Draft and final versions of minutes of the Audit Committee meetings shall be sent to all members of the Audit Committee for their comment and record respectively, in both cases normally within a reasonable time after the meeting. Attending members and the person in charge of taking records shall sign on the minutes of meetings.

Minutes of the Audit Committee meetings shall contain the following items:

1. the date and place of the meeting and the name of the convener;

2. the number and names of attending members and members appointed as proxies to attend the meeting;

3. the agenda of the meeting;

4. highlights of the speeches made by members;

5. the voting method and results of each proposal (the number of affirmative, negative and abstention votes shall be specifically indicated).

Article 27 Documents and information in relation to minutes of the Audit Committee meetings shall be kept by the auditing department of the Company and filed with the Office of Secretary to the Board.

Article 28 The Audit Committee shall report to the Board of the Company in writing any resolutions passed at the meetings and the voting results at the conclusion of the meetings, except for those prohibited to report by laws or regulatory restrictions.

Article 29 The Audit Committee shall address questions raised by the chairman of the committee or, in case of the absence of the chairman of the committee, another committee member or its proxy at the annual general meeting upon requested by the Chairman.

Article 30 All members attending the Audit Committee meetings shall be obliged to keep all matters proposed at the meeting confidential and shall not disclose any information relevant to the meeting.

CHAPTER 6 SUPPLEMENTARY PROVISIONS

Article 31 These terms of reference shall be implemented since the date on which the Board’s approval is obtained and will be published on the websites of the Company and the stock exchange on which the Company is listed pursuant to the listing rules of the places where the securities of the Company are listed.

Article 32 In cases of matters not dealt with in these terms of reference, the laws, regulations and the listing regulatory requirements shall prevail; if conflict arises, the laws, regulations and the listing regulatory requirements of the places where the Company is listed shall prevail.

Article 33 These terms of reference are subject to the interpretation, formulation and amendment by the Board.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC